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                              May 24, 2022

       Sandro Piancone
       Chief Executive Officer
       Hempacco Co., Inc.
       9925 Airway Road
       San Diego, CA 92154

                                                        Re: Hempacco Co., Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 3, 2022
                                                            File No. 333-263805

       Dear Mr. Piancone:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 18, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed May 3, 2022

       Cover Page

   1.                                                   Please include all
non-Rule 430A information in your next amendment.
       Our Corporate History and Structure, page 5

   2. Please clarify the reference to "functionally insolvent." Also revise the disclosure about when the registrant
negotiated the acquisition of the Control Block to clarify whether
                                                        Green Globe indicated
in its publicly available reports that Green Globe was a shell company.
 Sandro Piancone
FirstName
Hempacco LastNameSandro Piancone
           Co., Inc.
Comapany
May        NameHempacco Co., Inc.
     24, 2022
May 24,
Page 2 2022 Page 2
FirstName LastName
Summary of Risk Factors, page 9

3. We note your response to prior comment 3. Please provide more prominent disclosure about the risks associated with being a controlled company in this section and in the Risk
         Factors section beginning on page 11. For example, we note the last bullet point on page
         10 that you were majority-owned prior to the offering appears to be the only risk factor in the summary that highlights the risks associated with being a controlled company. Also revise the disclosure in the bullet point to clarify whether you will be a controlled company after this offering. In addition, include new bullet points in the Summary of Risk
         Factors section to prominently disclose the material risks mentioned in the second risk factor on page 24 that your key officers and directors are able to control the election of
         GGII's board of directors and that they are able to control the election of the members of your board of directors and exercise control over the affairs of the company. As another example, include a bullet point in the Summary of Risk Factors section to highlight that conflicts of interest may arise as a result of such control as mentioned in the third risk factor on page 24.
Management's Discussion and Analysis of Financial Condition, page 31

4. Please update the disclosure in this section to the extent applicable. For example, we note that you state on page 67 that in April the company sold 208,000 shares of common stock at $2.00 per share. Also, revise page 67 to state briefly the facts relied upon to make the exemption available for the 208,000 shares sold in April.
Business, page 36

5. We note your response to prior comment 6. Please revise the disclosure in the appropriate section to discuss, if applicable, a broker was granted 100 millions warrants to purchase common stock of Green Globe in connection with your relationship with HBI. In this regard, we note the reference in the broker agreement filed as exhibit
10.39 to the
         company shall grant 100,000,000 warrants in Green Globe as "a bonus for bringing HBI
         International in as a client." Also, ensure that you have updated the disclosure throughout your filing to the extent practicable. For example, we note the disclosure on page 36 of this filing and on page 34 of your draft registration statement amended on December 23,
         2021 that "We recently received our largest purchase order to date for approximately $9.2 million from HBI" and that "we are currently negotiating a supply and manufacturing agreement with HBI.
Certain Relationships and Related Party Transactions, page 49

6. We note your response to prior comment 7. Please revise page 50 to disclose when in
         February 2021 the company acquired the Control Block of Green Globe. Also, disclose the principle followed in determining the terms of the share exchange agreement. In this regard , we note the disclosure that 18,395,532 shares of common stock were exchanged for approximately 70.3 billion common shares of Green Globe on May 21, 2021 and that a
 Sandro Piancone
Hempacco Co., Inc.
May 24, 2022
Page 3
      substantial amount of the 18.4 million shares were issued for rent, fees, services, etc.
      based on a price of $1 per share as of May 21, 2021 in view of the disclosure on page 66.
Lock-Up Agreements, page 61

7. Please revise the disclosure in the first sentence of this section to discuss in greater detail the "certain exceptions" such as which exceptions and the period of time for such exceptions. In this regard, we note the reference on page 61 to the agreement "subject to certain exceptions (the "Lock-Up Period.")." Also, please file as exhibits the lock-up agreements mentioned in this section.
Financial Statements, page F-1

8. Please update your financial statements and related financial information throughout in accordance with Rule 8-08 of Regulation S-X.
       You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Melissa Gilmore,
Senior Accountant, at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.



                                                              Sincerely,
FirstName LastNameSandro Piancone
                                                              Division of
Corporation Finance
Comapany NameHempacco Co., Inc.
                                                              Office of
Manufacturing
May 24, 2022 Page 3
cc:       Lance Brunson, Esq.
FirstName LastName